Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 8, 2013 (except for the disclosure of the term loan refinancing as described in Note 20, as to which the date is May 17, 2013, and except for the disclosure of the common stock split as described in Note 20 and the reporting and display of earnings per share as described in Note 12, as to which the date is June 13, 2013) in Amendment No. 2 to the Registration Statement (Form S-1 No. 333-187472) and related Prospectus of CDW Corporation for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Chicago, IL

June 13, 2013